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                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934

FOR APRIL 12, 2002

                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)

            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        DRAXIS HEALTH INC.

                                        By:  /s/ DOUGLAS M. PARKER
                                           -------------------------------------
                                             General Counsel &
                                             Secretary

DATED:   APRIL 12, 2002

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                                 [DRAXIS LOGO]

FOR IMMEDIATE RELEASE
APRIL 12, 2002

                      DRAXIS RENEWS SHAREHOLDER RIGHTS PLAN

MISSISSAUGA, ONTARIO - APRIL 12, 2002 - DRAXIS Health Inc. (TSE: DAX; NASDAQ:
DRAX) has adopted an updated version of its shareholder rights plan to replace the existing plan that is scheduled to expire on April 23, 2002.

The updated plan will become effective upon expiration of the existing plan to ensure continued shareholder protection in the event of an unsolicited take-over bid for the Company's shares. The plan is subject to regulatory approval and confirmation at the annual meeting of DRAXIS shareholders on May 16, 2002.

The updated plan is substantially similar to the existing plan but has been modified to make it consistent with current practice. The term of the plan will be ten years, but it must be reconfirmed by shareholders at every third annual meeting following the 2002 meeting. The plan is not intended to deter bona fide offers to acquire control of the Company, but rather to ensure that any such offer meets certain minimum standards designed to promote fairness. The Company is not aware of any proposed, threatened or pending take-over bid for the Company.

Rights issued under the plan shall become exercisable ten trading days after a person, or a group of persons acting in concert, has acquired, or commenced a take-over bid to acquire, 20% or more of DRAXIS shares other than by way of a take-over bid permitted by the plan (a "Permitted Bid"). Should such an acquisition occur, each right, upon exercise, would permit the rights holder, other than the acquiring person or group of persons, to purchase DRAXIS shares at a 50% discount to their market price.

Under the plan, a Permitted Bid must be made by way of a take-over bid circular to all DRAXIS shareholders and must be outstanding for a minimum period of 60 days. If, at the end of 60 days, at least 50% of the outstanding shares, other than those held by the bidder and persons acting in concert, have been tendered to the take-over bid, the bidder must make a public announcement of that fact and extend the bid for a further 10 days to allow other shareholders to tender.

Under the Permitted Bid mechanism, shareholders will have additional time to consider the bid as well as other options that may be available before deciding whether to tender to the bid. The Board of Directors will also have time to consider alternatives and to make recommendations to shareholders.

Shareholders may obtain additional information on the updated plan, including a more detailed summary of its terms, by referring to the DRAXIS Management Proxy Circular for the 2002 Annual and Special Meeting of Shareholders.

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The Annual and Special Meeting of DRAXIS Shareholders will be held on Thursday,
May 16, 2002 at 10:00 a.m. ET in the Upper Canada Room at the Fairmont Royal York Hotel, 100 Front Street, Toronto, Ontario.

About DRAXIS Health Inc.

DRAXIS Health Inc. is an integrated pharmaceutical company focused in two specialty segments - the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

FOR FURTHER INFORMATION PLEASE CONTACT:

FOR DRAXIS HEALTH INC. IN CANADA:   FOR DRAXIS HEALTH INC. IN THE UNITED STATES:
Jerry Ormiston                      Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                  The Investor Relations Group
Phone: 877-441-1984                 Phone: 212-825-3210
Fax:   905-677-5494                 Fax:   212-825-3229